QuickLinks -- Click here to rapidly navigate through this document

Filed by Cinergy Corp.
Commission File No. 1-11377
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Cinergy Corp.
Commission File No. 1-11377
Subject Company: Deer Holding Corp.

DUKE ENERGY-CINERGY MERGER TALKING POINTS
FOR USE BY CINERGY EMPLOYEES WITH CINERGY STAKEHOLDERS

        A definitive merger agreement by Duke Energy and Cinergy to creates North America's largest diversified utility and gas operations company was announced by both companies on May 9, 2005.

  •
  The merger of Duke Energy and Cinergy was unanimously approved by both companies' boards of directors and is expected to close in 12 months.

  •
  The combined company to be called Duke Energy and headquartered in Charlotte, North Carolina, will have:

  •
  A market cap of approximately $36 billion (as of both companies' stock close May 6, 2005)

  •
  Assets totaling approximately $70.5 billion (as of December 31, 2004).

  •
  Estimated annual revenues of $27 billion and net income of $1.9 billion (as of December 31, 2004).

  •
  5.4 million retail customers—3.7 million electric and 1.7 million gas.

  •
  Employ approximately 28,000 following an estimated 5 percent reduction in the combined 29,350 workforce due to attrition, early retirements and severance and other efforts made to minimize employee impacts.

  •
  We are maintaining a local presence as headquarters of the operating utilities will remain unchanged by the merger. The operational headquarters for Cinergy's utility companies will continue to be in Cincinnati, Ohio. Corporate offices for PSI Energy will remain in Plainfield, Indiana, and in Cincinnati, Ohio, for Cincinnati Gas & Electric Co and Union Light Heat & Power. Duke Energy will continue to be headquartered in Charlotte as will Duke Power, and Duke Energy Gas Transmission (DEGT) and certain commercial operations will remain in Houston. Duke Energy Field Services (DEFS) will remain headquartered in Denver.

  •
  Paul Anderson, currently Chairman and CEO of Duke Energy will become Chairman of the combined company. Upon completion of the merger, Jim Rogers, currently Chairman, President and CEO of Cinergy will become President and CEO of Duke Energy.

        The merger will deliver significant benefits and value to both companies' stakeholders:

  1.
  Increased Scale and Scope of Regulated Businesses: The combined company will create a stronger portfolio of utility businesses with 3.7 million retail electric customers and 1.7 million retail gas customers in Ohio, Kentucky, Indiana, North Carolina, South Carolina and Ontario, Canada.

    The retail electric businesses will have more than 25,000 megawatts of generation and broad operational and regulatory experience. Coupled with the company's pipeline operations, the regulated businesses will contribute a substantial percentage of stable earnings and create the financial strength and scale to participate in the continuing consolidation of the utility sector.

  2.
  Stronger Merchant Power Platform: With a fleet of more than 16,000 megawatts of unregulated generation, the combined merchant power operation will benefit from increased fuel and market diversity. Consolidation of the trading and marketing units and Midwestern merchant generating fleets will enhance scale and efficiencies—reducing the cost structure of merchant operations by approximately $95 million during year one and $125 million per year subsequently.

    Significantly, Duke Energy's gas-fired generation in the Midwest complements Cinergy's coal-fired generation in that region. The merchant operations, with a competitive market presence in North America and South America, will be well positioned to participate in the continuing consolidation of the wholesale power sector.

  3.
  Increased Duke Energy Dividend Creates Immediate Shareholder Value: Duke Energy's board of directors said it intends to increase Duke Energy's dividend by 12.7 percent, or 14 cents a year, for an annual dividend of $1.24. The dividend increase, which will be voted on during the board's June meeting, would be effective with the September 2005 disbursement.

    As a result of the merger transaction and the Duke Energy dividend increase, Cinergy shareholders will be kept whole at closing with respect to their current dividend.

  4.
  Continued Financial Strength: Increased scale and scope will also strengthen the balance sheet of the combined company, improving financial flexibility and positioning it well for the future.

    The combined company will have electric and gas businesses with stand-alone scale. Based on implied market capitalization, the electric business would be one of the top five in the United States; the gas operations would be the largest in North America.

  5.
  Significant Synergies: The merger offers both strategic and financial advantages in serving the energy marketplace. Not including implementation costs, the combination will generate approximately $400 million in annual gross synergies—when fully realized in year three—from across corporate activities, regulated utilities and non-regulated marketing, trading and generation businesses.

    These cost savings will result from elimination of duplicate spending and overlapping functions, improved sourcing strategies, avoidance of planned expenditures and the consolidation of non-regulated business unit operations. The combined companies currently employ approximately 29,350 and expect a reduction of approximately 1,500, primarily through attrition, early retirements and other severance programs.

    The companies anticipate that upon review with state commissions, regulated savings will be shared between customers and shareholders over time in an equitable manner.

  6.
  Steadfast Community Involvement: Duke Energy and Cinergy have long been committed to the communities in which they operate. That demonstrated commitment will continue through local presence, economic development efforts and corporate contributions.

  7.
  Structure and Organization: Following the merger, the combined company will be a registered holding company with corporate headquarters in Charlotte, N.C.

    Local headquarters of the operating utilities will remain unchanged by the merger: Cincinnati Gas & Electric Company and Union Light Heat & Power will remain in Cincinnati; PSI Energy will remain in Plainfield, Indiana; and Duke Power will continue to be headquartered in Charlotte. Duke Energy Gas Transmission (DEGT) and certain commercial operations will remain in Houston. Duke Energy Field Services (DEFS) will remain headquartered in Denver and Crescent Resources will continue to be located in Charlotte.

    At the completion of the merger, Jim Rogers will have responsibility for all Duke Energy's business units, corporate functions and support services with the exception of the company's gas businesses: DEGT and DEFS. At closing, Fred Fowler, currently president of Duke Energy, will become president and chief executive officer of these gas operations, reporting to Rogers on operations and to Anderson on strategy, pending completion of a strategic review of the portfolio.

  8.
  Approvals and Timing: The merger is conditioned upon approval by the shareholders of both companies, as well as a number of regulatory approvals or reviews by federal and state energy authorities, including the North Carolina Utilities Commission, the Public Service Commission of South Carolina, the Public Utilities Commission of Ohio, the Kentucky Public Service Commission, the Indiana Utility Regulatory Commission, the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (for assurance of continuing financial qualifications and operational standards), the Securities and Exchange Commission (SEC) and the Department of Justice.

    The new company intends to register as a holding company with SEC under the Public Utility Holding Company Act. The companies anticipate making required regulatory filings by July 2005, with necessary approvals obtained in about 12 months. The companies will work to secure necessary government approvals consistent with FERC's Merger Policy Statement and the Hart-Scott-Rodino Antitrust Improvements Act.

  9.
  Continued Commitments to Key Initiatives: Cinergy's continuous improvement initiatives, including CIN-10, continues, as does its joint ventures to study the development of a cleaner coal integrated gasification combined-cycle (IGCC) power plant in Indiana, and its broadband over power line (BPL) venture with Current Communications. Where it makes sense to do so, these initiatives may be incorporated into the merger integration efforts to achieve the merger's desired savings and efficiencies.

Forward-Looking Statement

        This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

        In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke Energy and Cinergy, and other materials, will be filed with SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, SEC's Web site. Free copies of Duke Energy's SEC filings are also available on Duke Energy's Web site at www.duke-energy.com/investors and free copies of Cinergy's SEC filings are also available on Cinergy's Web site at www.cinergy.com/investors.

Participants in the Solicitation

        Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with SEC in connection with the proposed transaction.

QuickLinks

DUKE ENERGY-CINERGY MERGER TALKING POINTS FOR USE BY CINERGY EMPLOYEES WITH CINERGY STAKEHOLDERS